Exhibit (a)(1)(viii)

Press Release

Amsterdam, The Netherlands / 19 June 2018

OCI N.V. Announces an Increase in Tender Offer Price for Common Units of OCI Partners LP

OCI N.V. (Euronext: OCI) (“OCI”) today announced that its affiliate, OCIP Holding II LLC, is amending the terms of its previously announced cash tender offer to increase the price at which it will purchase all publicly held common units of OCI Partners LP (NYSE: OCIP) (“OCIP”) not currently owned by OCI N.V. or its affiliates to $11.50 per common unit (the “New Offer Price”) in cash from $11.00 per common unit. The closing price of OCIP’s common units on the NYSE was $11.00 per unit on 18 June 2018. The closing price of OCIP’s common units was $10.00 per unit on 1 June 2018, the last full trading day prior to the commencement of the tender offer. The New Offer Price represents a 15.0% premium over OCIP’s closing price on 1 June 2018, a 21.7% premium over OCIP’s 90 trading day volume-weighted average unit price for the period ended on 1 June 2018, and a 10.0% premium over OCIP’s two-year high unit price for the period ended on 1 June 2018. The expiration date of the tender offer will be extended to 3 July 2018, and withdrawal rights will be available until the expiration date.

Full details of the terms and conditions of the offer are included in OCI’s Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery relating to the tender offer, as amended, that have been distributed to unitholders and filed with the U.S. Securities and Exchange Commission (the “Commission”). Except as described in this news release, the terms of the tender offer remain the same as set forth in the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery.

The dealer manager for the offer is J.P. Morgan Securities LLC. The transfer agent and the depositary for the tender offer is Computershare Trust Company, N.A. The information agent for the offer is Georgeson LLC. Unitholders who have questions about the terms of the offer should contact J.P. Morgan Securities LLC at (877) 371-5947 (toll free) or (212) 622-4401 (direct). Unitholders who wish to request additional copies of the offer to purchase and the letter of transmittal should contact the information agent at its address and telephone number set forth below.

Georgeson

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (888) 566-3252

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of OCIP common units is being made only pursuant to the offer to purchase and related materials that OCI has or will be mailing to holders of OCIP common units. The tender offer is not being made to unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the blue sky or other laws of

Press Release

such jurisdiction. In any jurisdiction in which the blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of OCI by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Unitholders should read the offer to purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the offer. Unitholders can obtain copies of the offer to purchase, letter of transmittal and related materials filed by OCI as part of the statement on Schedule TO with the Commission on 4 June 2018, and amended on 8 June 2018, through the Commission’s website at www.sec.gov without charge. Unitholders may also obtain copies of the offer to purchase and related materials, when and as filed with the Commission, without charge from OCI or by written or oral request directed to Georgeson LLC, at (888) 566-3252.

About OCI N.V.

OCI N.V. is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI is a leading global nitrogen fertilizer producer with over 9.6 million metric tons of capacity. OCI is also on track to become one of the world’s largest methanol producers with almost 3.7 million tons of capacity. OCI is listed on Euronext in Amsterdam.

About OCI Partners LP

OCI Partners LP owns and operates an integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. The Partnership is headquartered in Nederland, Texas and currently has a methanol production design capacity of 912,500 metric tons per year and an ammonia production design capacity of 331,000 metric tons per year.

For additional information contact:

OCI N.V. Investor Relations Department:	For additional information on OCI:

Hans Zayed	www.oci.nl
Director
Email: hans.zayed@oci.nl	OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY

Tel: +31 (0) 6 18 251 367	Honthorststraat 19
1071 DC Amsterdam
The Netherlands